Via Facsimile and U.S. Mail
Mail Stop 6010

October 31, 2008

David M. Dill
Executive Vice President and
Chief Financial Officer
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

Re: LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File Number: 000-51251

Dear Mr. Dill:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Key Challenges, page 35

1. Please revise your disclosure to include the following information:
   a. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure

      should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

    b. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Critical Accounting Estimates, page 39

2. The sensitivity analyses around certain critical accounting estimates appear to depict hypothetical changes in estimates and not reasonably likely changes. Please revise your sensitivity analyses for your critical accounting estimates to depict reasonably likely changes in these estimates. If the changes depicted are the reasonably likely changes, please disclose this fact and state how you determined these e.g. historical changes in the estimates, industry trends, etc.

Revenue recognition/Allowance for contractual discounts, page 42

3. Please revise your disclosure to include the following:
    a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.
    b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Professional and general liability claims, page 47

4. Please revise your disclosure to include the following:
    a. Disclose and discuss any material changes in your estimate of loss reserves recorded in prior years;
    b. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely; and,
    c. Please tell us your basis under GAAP for discounting your professional and general liability loss reserves.

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant